CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the following Registration Statements:

•	Registration Statement No. 333-163289 on Form S-8;

•	Registration Statement No. 333-160675 on Form F-10

and to the use of our reports dated March 15, 2010, relating to the consolidated financial statements of Baytex Energy Trust (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference relating to changes in accounting principles) and the effectiveness of Baytex Energy Trust’s internal control over financial reporting appearing in this Amendment No. 1 to the Annual Report on Form 40-F of Baytex Energy Trust for the year ended December 31, 2009.

(signed) "Deloitte & Touche LLP"
Independent Registered Chartered Accountants
Calgary, Canada
November 10, 2010